Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

VLISO Inc.
2035 Sunset Lake RoadSuite B-2
Newark, DE 19702
http://chow420.com

Up to $3,930,147.20 in Common Stock at $1.60
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: VLISO Inc.
Address: 2035 Sunset Lake RoadSuite B-2, Newark, DE 19702
State of Incorporation: DE
Date Incorporated: July 21, 2017

Terms:

Equity

Offering Minimum: $10,000.00 | 6,250 shares of Common Stock
Offering Maximum: $3,930,147.20 | 2,456,342 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.60
Minimum Investment Amount (per investor): $188.80

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

***Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

Super Early Bird Bonus

Invest within the first week and receive additional 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares.

Amount-Based:

$188+ | Bronze

Receive a 5% lifetime discount on all Chow420's internal CBD brands i.e Cibigo, Moon, Chowthis, and Endless Feelings products. Investors can also claim an additional $20 in-store credit (Chowcash) for referrals on Chow420.com.

$500+ | Silver

Receive a 10% lifetime discount on all Chow420's internal CBD brands i.e Cibigo, Moon, Chowthis, and Endless Feelings products. Investors can also claim an additional $20 in-store credit (Chowcash) for referrals on Chow420.com.

$1,500+ | Gold

5% Bonus Shares + Receive a 15% lifetime discount on all Chow420's internal CBD brands i.e Cibigo, Moon, Chowthis, and Endless Feelings products. Investors can also claim an additional $20 in-store credit (Chowcash) for referrals on Chow420.com

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Chow420 will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.60 / share, you will receive 110 shares of Common Stock, meaning you'll own 100 shares for $160. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Chow is a blockchain-powered one-stop shop for all federally legal cannabis products (CBD, and other hemp-derived products). At Chow, we are fine-tuning the billion-dollar Cbd/Hemp industry to provide the best and most trusted experience for customers through our automated dispensaries and an online marketplace.

CBD is a fairly new industry with relatively no regulatory oversight, and because of this, there are lots of low-grade products in the market. With Chow, customers have a go-to place for all trustworthy CBD products that have been certified on Chow420's private blockchain and made readily available through Chowpods (automated dispensaries) and Chow420.com (online marketplace) in compliance with their local laws and regulations. Due to the farm bill passed in December of 2018, CBD/hemp, the industry is projected to reach $20 billion by 2022 - Yahoo Finance (https://finance.yahoo.com/news/why-farm-bill-could-2019-183841407.html).

Competitors and Industry

Based on our current market research, Chow will be the first company focused on being the go-to place for CBD/Hemp using automated dispensaries and adaptive e-commerce powered by blockchain and focused on trust and compliance. Based on our Market Research, our competitors include Wemp, American Green, and Greenbox. Our competition consists of fairly new companies like us seeking to corner this market. Wemp franchises CBD vending machines to the people/businesses. American Green focuses on selling CBD machines packed with interesting technology. Greenbox's main focus is also centered around selling CBD machines and technology to dispensaries and businesses.

We believe we can surpass our competition because our main focus is to build a complete ecosystem to support all stakeholders in the CBD and Hemp market efficiently and seamlessly. With our blockchain-powered marketplace, we've been able to automate legal compliance for retailers, brands, and customers. We've also achieved a revolutionary way of certifying cannabis products on our blockchain network, allowing transparency and trust between brands/retailers and customers. On Chow420, retailers can open their own store and sell directly to customers nearby and nationwide in the most compliant way.

In addition to this, we plan to start launching automated retail machines that allow us to scale physically in a cost-effective way. We believe the combination of our revolutionary marketplace platform and automated dispensaries will allow us to grow faster than our competition.

Our brand identity and business plan are focused on being the go-to place for CBD, hemp, and other federally legal cannabis products, which will allow us to maximize the billion-dollar retail opportunity for this emerging market.

Current Stage and Roadmap

CURRENT STAGE | Chow420 Marketplace:

We've successfully completed our revolutionary all-in-one marketplace blockchain platform, capable of supporting over a million retailers and customers globally. We believe our blockchain-powered marketplace is the most robust and effective e-commerce platform for the CBD and Hemp Market. With our marketplace platform, brands and retailers can operate their businesses in the most compliant and effective way online. Our compliance software within our marketplace allows for brands, retailers, and customers to automate their compliance with local laws and our blockchain certification process provides a revolutionary way for brands to have their products certified publicly for customers to see. CBD Customers now have the power to review what they consume/intake on Chow's trusted blockchain network.

FUTURE ROADMAP | ChowPods:

The Chow V1 Beta test run machine was launched on October 25th, 2018 at Canal Street Market in New York City, NY. All technology developments for the machines have been completed and we have concluded all design specifications for our manufacturer.

The launch of our automated machines was pushed to 2021 due to COVID, security issues, and other uncertainties in 2020. However, we are currently in the process of negotiating machine spaces with commercial real estate companies to start launching our machines in 2021.

The Team

Officers and Directors

Name: David Obasiolu

David Obasiolu's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member, CEO
  Dates of Service: June 01, 2019 - Present
  Responsibilities: Acting CEO and CTO, responsible for short and long term strategy, as well as technology innovations. Creating and implementing the company's vision and mission. Assessing risks to the company and ensuring they are monitored and minimized. Setting strategic goals and making sure they are measurable and describable. David does not currently take salary compensation for this role. Compensation: Unpaid CEO; Salary set to start in Fall 2021.

Other business experience in the past three years:

- **Employer:** Independent Software and Info-Security Consultant
  Title: Software Engineer and Security Consultant
  Dates of Service: March 16, 2016 - September 01, 2019

Responsibilities: Builds and automates security systems and processes for industry leaders in power, finance and healthcare

Name: Zachary Obasiolu

Zachary Obasiolu's current primary role is with MaskedMed. Zachary Obasiolu currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member, Media
  Dates of Service: July 01, 2018 - Present
  Responsibilities: responsible for facilitating growth, sales, and revenue generation through intuitive and engaging videos such as our "90 seconds of CBD" series on Youtube. Compensation: Unpaid Board Member; Salary set to start Fall 2021.

Other business experience in the past three years:

- **Employer:** Obasiolu dev
  Title: CEO
  Dates of Service: January 20, 2016 - August 01, 2019
  Responsibilities: Overall Strategy, growth and marketing

Other business experience in the past three years:

- **Employer:** MaskedMed
  Title: Co-Founder/Co-CEO
  Dates of Service: August 01, 2020 - Present
  Responsibilities: Makes major corporate decisions, managing the overall operations and resources of a company.

Name: Mariam Bekele

Mariam Bekele's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Marketing
  Dates of Service: July 01, 2020 - Present
  Responsibilities: Responsible for providing guidance to our marketing department by evaluating and developing marketing strategies, planning and coordinating marketing efforts, communicating the marketing plans to those involved, and building awareness and positioning for the company. Compensation: 2,000 shares.

Other business experience in the past three years:

- **Employer:** Ghost Note Agency
  Title: Creative Strategist
  Dates of Service: July 01, 2018 - May 31, 2019
  Responsibilities: Conducted brand audits and leveraged analytics to uncover and pitch data-driven marketing recommendations to current and prospective clients. Collaborated with teams across the world to bring Google Arts & Culture's first interactive lab to the US, featuring stunning activations that displayed history and art from 65+ cultural institutions. Innovated the use of GIPHY to drive brand awareness for Andrew Gillum's campaign for governor of Florida, resulting in 12M+ views. Briefed, managed and motivated cross-functional teams to deliver projects on-time and on-budget with results that exceeded client goals. Developed integrated marketing plans and managed publishing, engagement, advertising and reporting for 10+ clients. Managed a team of interns and trained two new hires on our digital marketing processes. Clients: Robert Wood Johnson Foundation, Google, American Cancer Society, Columbia University, Full Color Future, Greater Washington Partnership, Ballot Initiative Strategy Center, etc.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. The current stage of development for the Company is speculative. There is also no assurance that CBD and hemp products will be 100% legal in all cities through out the United States and rest of the world.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any shares purchased through this crowdfunding campaign is subject to our bylaws limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a

prototype for our vanadium flow battery. Delays or cost overruns in the development of our vanadium flow batteries and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Vliso Inc. doing business as Chow420 was formed on July 21, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so.VLISO Inc. doing business as Chow420 has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Chow420 is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we

believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their

performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Vliso d/b/a Chow420 or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Vliso d/b/a Chow420 could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility
A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

Forward Looking Information
THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
David Obasiolu	8,698,000	Common Stock	81.3

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,456,342 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 10,698,412 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Transfer Restrictions

Notwithstanding anything to the contrary, except as expressly permitted in this Section 8.9, a stockholder shall not Transfer (as such term is defined below) any shares of the corporation's stock (or any rights of or interests in such shares) to any person unless such Transfer is approved by the Board of Directors prior to such Transfer, which approval may be granted or withheld in the Board of Directors' sole and absolute discretion.

"Transfer" shall mean, with respect to any security, the direct or indirect assignment, sale, transfer, tender, pledge, hypothecation, or the grant, creation or suffrage of a lien or encumbrance in or upon, or the gift, placement in trust, or the Constructive Sale (as such term is defined below) or other disposition of such security (including transfer by testamentary or intestate succession, merger or otherwise by operation of law) or any right, title or interest therein (including, but not limited to, any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. "Constructive Sale" shall mean, with respect to any security, a short sale with respect to such security, entering into or acquiring an offsetting derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security, or entering into any other hedging or other derivative transaction that has the effect of materially changing the economic benefits and risks of ownership. Any purported Transfer of any shares of the corporation's stock effected in violation of this Section 8.9 shall be null and void and shall have no force or effect and the corporation shall not register any such purported Transfer.

Any stockholder seeking the approval of the Board of Directors of a Transfer of some or all of its shares shall give written notice thereof to the Secretary of the corporation that shall include:(a) the name of the stockholder;

(b) the proposed transferee; (c) the number of shares of the Transfer of which approval is thereby requested; and

(d) the purchase price (if any) of the shares proposed for Transfer. The corporation may require the stockholder to supplement its notice with such additional information as the corporation may request.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $44.00
  Number of Securities Sold: 4,400,000
  Use of proceeds: Founders shares at incorporation - David Obasiolu
  Date: July 31, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock

Type of security sold: Equity
Final amount sold: $36.00
Number of Securities Sold: 3,600,000
Use of proceeds: Founders shares at incorporation - Zachary Obasiolu
Date: July 31, 0217
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Debt
  Final amount sold: $30,000.00
  Use of proceeds: Research and Development
  Date: August 31, 2017
  Offering exemption relied upon: Founder Investment

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,069,850.00
  Number of Securities Sold: 1,698,412
  Use of proceeds: Technology, Legal Fees, Paid Marketing, and Salaries
  Date: August 28, 2020
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $10.00
  Number of Securities Sold: 1,000,000
  Use of proceeds: Founder's Equity
  Date: May 13, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The COVID-19 pandemic changed the world that we know, especially in the area of retail. Going into 2020, we were bullish on launching machines and growing as fast as possible. However, we had to take a couple of steps back to analyze the market and focus on research and development. We decided to take the whole of 2020 to develop and create a platform we believe will house the market in years to come. We channeled most of our efforts in 2020 to build an amazon-caliber marketplace that the industry has not seen before.

In 2021, we plan to re-introduce our physical operations in the form of automated stores as opposed to automated dispensaries (we still plan on having a few automated dispensaries) and our main focus in 2021 is to onboard most of the market to our blockchain-powered marketplace.

Historical results and cash flows:

No, historical results are a result of focusing on research and development and the COVID-19 pandemic. With the technology we have right now, we believe we have built the most robust platform for the industry and we plan to focus more on growing the company moving forward.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We have over $500,0000 in cash to keep investing in marketing, re-introducing our machines and growing the company in the meantime.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Funds from this campaign are very critical to the company's operations. We need to scale fast and stay in front of the competition. With the red tape around marketing cannabis online, the funds for this campaign are very critical to ensure we lead the industry in technology, retain the best legal team, afford to launch fully automated stores and invest in marketing.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, the funds from this campaign will be very important to the company. The funds will allow us to launch our vending machines and automated markets (zero-contact physical market). The funds generated from this campaign will be marked as the series A round of the company, which will allow us to scale faster.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Based on our expansion plans, raising the minimum funding goal will allow us to ONLY invest in our online platform and keep us operational for another 6 months.

How long will you be able to operate the company if you raise your maximum funding goal?

Based on our expansion plans, raising our maximum goal will keep us operational for 24 months, and allow us to invest generously in marketing, PR, Chow420.com, and our automated dispensaries.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

With the current raise on Start Engine, we hope to attract institutional funding to grow faster in future.

Indebtedness

- **Creditor:** David Obasiolu
  Amount Owed: $30,000.00
  Interest Rate: 0.0%
  The company's founder and CEO, David Obasiolu made an advance/loan in the amount of $30,000 to the company at inception to fund the company's operations. No agreement was put in place for the loan and no terms were set. Imputed interest was deemed immaterial and was not recorded. The company is not expected to pay back the loan until it generates enough income to run its day-to-day operations. The entire loan has been classified as current as it can be called back at any time.

Related Party Transactions

- **Name of Entity:** David Obasiolu
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: The company's founder and CEO, David Obasiolu made an advance/loan in the amount of $30,000 to the company's at inception to fund the company's operations. No agreement was put in place for the loan and no terms were set. Imputed interest was deemed immaterial and was not recorded. The company is not expected to pay back the

loan until it generates enough income to run its day to day operations. The entire loan has been classified as current as it can be called back at any time.
Material Terms:

Valuation

Pre-Money Valuation: $17,117,459.20

Valuation Details:

The company's valuation decision is a result of our first-mover advantage in this sector and the level of technology that we have achieved for this industry. We've successfully built an Amazon-caliber platform for the CBD and Hemp industry that is valued to be $22 billion by 2022 (Yahoo Finance).

With our completely built ecosystem, automated dispensaries, patent-pending processes, and blockchain technology, we believe we can house the entire industry in a very efficient and cost-effective way. We've also taken into consideration the blockchain-certification capabilities of the platform that allows us to lead the industry in the area of trust and transparency, which is a major issue in the industry today.

** The company set its valuation internally, without a formal third-party independent valuation.*

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  50.0%
  50% of the budget will go towards marketing our service to customers to increase conversions and pushing for more brand awareness.

- *Company Employment*
  46.5%
  50% of proceeds will be used for software development and improvements

If we raise the over allotment amount of $3,930,147.20, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*

50.0%
50% of the budget will go towards marketing our service to customers to increase conversions and pushing for more brand awareness.

- *Operations*
  20.0%
  The company will use 20% for all operational costs which include and not limited to shipping, transportation of machines, machine operations, rent, email automation, server needs, software needs, cybersecurity needs, and machine maintenance.

- *Company Employment*
  10.0%
  10% of proceeds will be used for company employment, and team building to enable us to grow efficiently and cost-effectively.

- *Research & Development*
  6.5%
  Due to our current progress, only 6.5% will go to research and development, so we can focus more on growing the company. Research and development will revolve around improving our blockchain system, compliance system, age-verification system, and retail automation.

- *Inventory*
  5.0%
  5% of all proceeds will be used for inventory, especially in regards to Chow's internal brands i.e. Moon, Cibigo, and THIS (Chowthis)

- *Working Capital*
  5.0%
  5% of proceeds will be directed towards working capital.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://chow420.com (chow420.com/financial-statements).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/chow-420-cf-2

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR VLISO Inc.

[See attached]

VLISO INC. DBA CHOW420

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Vliso Inc. DBA Chow420
Newark, Delaware

Opinion

We have audited the financial statements of Vliso Inc., which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Vliso Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Vliso Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Vliso Inc.'s ability to continue as a going concern for a reasonable period of time, not to exceed one year beyond the date of the financial statements being audited.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Vliso Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Vliso Inc.'s ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

April 21, 2021
Los Angeles, California

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash, cash equivalents & restricted cash	$	634,030	$	400
Inventory	$	22,932	$	2,150
Total current assets		**656,962**		**2,550**
Property and equipment, net		1,641		-
Total assets	**$**	**658,603**	**$**	**2,550**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Shareholder loan		30,000		30,000
Total current liabilities		**30,000**		**30,000**
Total liabilities		**30,000**		**30,000**
STOCKHOLDERS' EQUITY				
Common Stock		80		80
Equity Crowdfunding - Common Stock		17		-
Equity Issuance costs		(50,327)		-
Additional Paid in Capital		899,396		7,579
Retained earnings/(Accumulated Deficit)		(220,563)		(35,109)
Total stockholders' equity		**628,603**		**(27,450)**
Total liabilities and stockholders' equity	**$**	**658,603**	**$**	**2,550**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
Net revenue	$	5,028	$	16,443
Cost of goods sold		164		-
Gross profit		4,864		16,443
Operating expenses				
General and administrative		101,254		15,224
Sales and marketing		37,666		1,434
Research and development		51,398		-
Total operating expenses		190,319		16,657
Operating income/(loss)		(185,455)		(215)
Income/(Loss) before provision for income taxes		(185,455)		(215)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	**$**	**(185,455)**	**$**	**(215)**

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2020 and 2019

	Common Stock		Equity Crowdfunding - Common Stock		Equity issuance	Additional Paid	Accumulated	Total Stockholders'
(in thousands, $US)	Shares	Amount	Shares	Amount	costs	in Capital	Deficit	Equity
Balance—December 31, 2018	8,000,000	$ 80	-	$ -	$ -	$ 7,579	$ (34,894)	(27,235)
Net income/(loss)	-	-	-	-	-	-	(215)	**(215)**
Balance—December 31, 2019	8,000,000	$ 80	-	$ -	$ -	$ 7,579	$ (35,109)	(27,450)
Capital raised on Crowdfunding	-	-	1,698,412	17	(50,327)	891,817	-	**841,507**
Net income/(loss)	-	-	-	-	-	-	(185,455)	**(185,455)**
Balance—December 31, 2020	8,000,000	$ 80	1,698,412	$ 17	$ (50,327)	$ 899,396	$ (220,563)	628,603

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$(185,455)	$ (215)
Depreciation	410	-
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Changes in operating assets and liabilities:		
Inventories	(20,782)	(2,150)
Net cash provided/(used) by operating activities	**(205,826)**	**(2,365)**
CASH FLOW FROM INVESTING ACTIVITIES		
Fixed asset purchase	**(2,051)**	**-**
Net cash provided/(used) by investing activities	**(2,051)**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Contribution	-	-
Proceeds from Capital raised on Crowdfunding	841,507	-
Net cash provided/(used) by financing activities	**841,507**	**-**
Change in cash	633,630	(2,365)
Cash, cash equivalents, and restricted cash—beginning of year	400	2,765
Cash, cash equivalents, and restricted cash—end of year	**$ 634,030**	**$ 400**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Conversion of debt into equity	$ -	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Vliso Inc., dba Chow420 was formed on July 17, 2017 ("Inception") in the State of Delaware. The financial statements of Vliso Inc., dba Chow420 (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Newark, Delaware.

Chow is the one-stop shop for everything CBD. We are fine tuning the billion dollar Cbd/Hemp industry to provide an intimate experience for quality products and brands to meet customers seamlessly through automated dispensaries and e-commerce. As a fairly new industry with relatively narrow regulatory oversight there are lots of low-grade products in the market. Customers care about what they take-in and only want vetted products they can trust. With Chow, customers have a go-to place to get all the cbd products they can trust in-person (at the Pod) or by the click of a button (on Mobile) for delivery.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents exceeded FDIC insured limits by $384,030 and $0, respectively.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, barrels, ingredients and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Office Furniture and Equipment	5

Income Taxes

Vliso Inc. DBA. Chow420 is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of CBD products.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $37,666 and $1,434, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Equity Issuance Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The equity issuance costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 21, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2020	2019
Finished goods	$ 22,932	$ 2,150
Total Inventories	**$ 22,932**	**$ 2,150**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of common stock with $0.00001 par value. As of December 31, 2020, and 2019, the company has currently issued 8,000,000 shares of our common stock for a value of $80.

During 2020 the Company has issued 1,698,412 shares as part of crowdfunding raise. The Company raised $891,834, and paid $50,327 in equity issuance costs, bringing the net raise to $841,507. As of December 31, 2020, 1,698,412 shares of equity crowdfunding common stock have been issued and are outstanding.

5. DEBT

Shareholder Loan

The company's founder and CEO, David Obasiolu made an advance/loan in the amount of $30,000 to the company's at inception to fund the company's operations. No agreement was put in place for the loan and no terms were set. Imputed interest was deemed immaterial and was not recorded. The company is not expected to pay back the loan until it generates enough income to run its day to day operations. The entire loan has been classified as current as it can be called back at any time.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (54,378)	$ 3,464
Valuation Allowance	54,378	(3,464)
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (66,146)	$ (66,146)
Valuation Allowance	66,146	66,146
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $46,770, and the Company had state net operating loss ("NOL") carryforwards of approximately $19,376. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

The company's founder and CEO, David Obasiolu made an advance/loan in the amount of $30,000 to the company's at inception to fund the company's operations. No agreement was put in place for the loan and no terms were set. The company is not expected to pay back the loan until it generates enough income to run its day to day operations.

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

On January 17, 2019, the company entered a month to month lease agreement with Columbis Turnstyle LLC, in the the amount of $1,200. Rent expense was in the amount of $ 9,360 and $ 7,200 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through April 21, 2021 the date the financial statements were available to be issued.

The Company is in the process of amending its articles of incorporation to increase the authorized capital stock of the Corporation from 10,000,000 shares to 50,000,000.

There have been no events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Chow 420

Cannabis, Blockchain & Automated Retail


Chow

Website | Newark, DE | TECHNOLOGY

$0.00 raised

0 Investors	**$17.1M** Valuation
$1.60 Price per Share	**$188.80** Min. Investment
Common Shares Offered	**Equity** Offering Type
$3.93M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Chow420 is a blockchain-powered cannabis ecosystem (smart marketplace + network of automated dispensaries) built to simplify and facilitate trade amongst all stakeholders in the Hemp and CBD industry (Federally Legal Cannabis Products) with an emphasis on trust, compliance, and convenience. Chow420 maintains the relevant infrastructure required for the buying and selling of cannabis products with an assurance of legality and accuracy in a transparent framework.

Reasons to Invest

- CBD sales are predicted to reach $20B by 2024, and the overall U.S cannabis industry could pump nearly $80 billion annually by 2022.
- First-mover advantage and strategic market position in a multi billion-dollar market.
- Through smart partnerships, we've been able to achieve zero contact automated dispensaries and have agreed to a multi-store deal with SIMON malls and PREIT malls across 4 states. We are also backed by over 2000 investors, and raised $1.07M in seed funding in 2020.


420
chow
network
convenient

Building the Foundation for the CBD Market

At Chow420, we've built the backbone of the CBD industry and all federally legal cannabis products. We have successfully placed ourselves as the perfect midpoint service provider in an emerging billion-dollar market by seamlessly connecting retailers and brands to customers in the most compliant and transparent way through our blockchain-powered ecosystem.

THE PROBLEM

The CBD industry is unregulated and oversaturated

In the over-saturated and un-regulated CBD industry, quality brands are being drowned out. Trapped in spaces where they have to compete with lower quality offerings. Over 70% of products in the market are mislabeled, state laws change every day, and customers are put at risk when brands make false health claims. The need for one central source of truth and compliance for the CBD market and the incoming cannabis market is as urgent as ever. This is where Chow420 inserts its presence. We are creating a wholly serviced ecosystem for all stakeholders, simultaneously facilitating commerce and building a useful data bank.

THE SOLUTION

A Reliable Ecosystem for CBD Sales

Chow420 is the one-stop destination for the CBD industry and all other federally legal cannabis products. At Chow, we've built a world-class blockchain-powered ecosystem with the capacity to house the entire billion-dollar cannabis market. With Chow420, customers are able to buy products that have been vetted and recorded on the blockchain to be labeled correctly, safe for use, and, most of all, compliant with their state laws and regulations. On the other hand, retailers utilize our adaptable eCommerce to scale their businesses online. Seamlessly advertising and selling through our online platform and automated dispensaries. And because our offerings come pre-arranged with legal and age compliance controls and management, our clients do not have to commit their own resources for such expenditures.

With our smart ecosystem that is made up of our automated dispensaries and online marketplace, we plan to build the bedrock for the cannabis market. We believe our automated dispensaries will allow us to launch faster than the competition while our online marketplace will serve as the backbone for the market online.



Dispensaries
Dispensaries can easily connect with brands, local customers and customers nationwide in a compliant way nationwide
Dispensary
chow network
Customers
We vet and test multiple brands on our blockchain through smart contracts. We also automate customer compliance with thier respective state laws.
BRANDS
Brands
Customers and dispensaries can connect directly with brands through our automated dispensaries and blockchain powered marketplace.
The Chow420 Network

THE MARKET

CBD Sales are predicted to hit $20B by 2024

Currently, there is no dominant retailer in the CBD market, which means that there is an opening for a niche leader. With our proprietary marketplace, we've been able to create an efficient and smart way to take advantage of this opportunity by furnishing thousands of cannabis stores and brands with a pliable and decentralized platform for commerce.

U.S Cannabis Industry Total Economic Impact: 2017 – 2022
(In Billions of U.S Dollars)



"CBD Market Could Reach $20 Billion By 2024"
- Forbes
2020
2021
2022
2023
2024

Source

CBD - The Intersection with billion-dollar industries:

CBD exists right at the intersection of 3 huge consumer trends. The $49 billion "Herbal Supplement Industry", the growing anxiety economy and the almost overnight rise of the legal cannabis industry.



HERBAL SUPPLEMENT INDUSTRY
CBD
LEGAL CANNABIS
ANXIETY ECONOMY

Source

OUR TRACTION

A Revolutionary Product and Strong Partnerships

- Fully built Amazon-caliber marketplace platform to support the entire CBD/Hemp cannabis industry online. See at https://www.chow420.com/
- Signed a multi store agreement to launch zero-contact automated stores across 4 states - August 2021.

SIMON MALLS

Regional deal with Simon

PREIT

Multi-Store deal with PREIT

chow420



New York
Pennsylvania
New Jersey
Delaware
Maryland
Virginia


chow

- Built Chow420's cannabis blockchain certification process (Launch - July 2021) that provides trust and enforces the accuracy of product labels for cannabis products.
- Successfully democratized legal compliance for hemp cannabis businesses nationwide, saving businesses thousands in legal fees when they sell on Chow420. We believe that this puts us a step closer to achieving the most practical platform for the cannabis market online. Our online marketplace is the first platform to combine seamless e-commerce, legal compliance, tax compliance, and age verification for specifically CBD retailers and brands.


√ Product Type
√ Location
√ Age

- Partnered with a manufacturer to produce 4 CBD brands internally that are all available on Chow420.com and in ChowPods (Cibigo, Chowthis, Moon, Endless Feelings).


chow 420
cibigo
moon

- Successfully built an insightful data-driven way for customers to see the health benefits of products without breaking FDA rules and guidelines.



WHAT WE DO

We Vet and Sell High-Quality CBD Products

We vet products on the blockchain through smart contracts with manufacturers and cannabis labs to ensure that our customers get only the best products **(Chow Certified)**. We also automate customer compliance with their respective state laws **(ChowCheck)** and make it easy for customers to access products through our automated dispensaries and online marketplace. We are using the Amazon marketplace approach to become a dominant retailer for the industry in a fast and efficient way.

What is Chow Check
Chow Check is a patent-pending process that gives customers and retailers/brands unique identities. These unique identities are used to determine who the user is and what state laws pertain to the user i.e customer or the retailer. With these unique identities, we are able to streamline legal compliance for customers and retailers in real-time on our network.

ChowCheck for CBD Brands & Companies:


PBS NEWS HOUR

ChowCheck for CBD customers:



What is Chow Certified - Blockchain
With the over-saturation of CBD products in the market (CBD is not FDA-regulated), we believe it is imperative to have a set, trusted, and unforgeable certification standard for cannabis and CBD products.

Chow Certified is a digital blockchain certification process that enforces product-label accuracy for CBD and other federally legal cannabis products. For a product to be Chow certified, two smart contracts must take place. The first smart contract happens when a product passes our vetting process. The first contract is between the brand and Chow420. The second contract happens when our system validates the lab result of the product by searching the database of the cannabis lab responsible for testing the product. The Chow certification is an unforgeable and unbreakable certification that gives all cannabis products a **UNIQUE IDENTITY** that allows us to gain customer trust, verify the source of all products and enforce the accuracy of product labels on Chow420.
We plan to introduce third-party vetters and verifiers to our network in the near future.


chow420 Certified
Forgery-proof blockchain certification for CBD products
money
data
First Smart Contract
Second Smart Contract

Official launch date of Chow Certified is July 2021

THE BUSINESS MODEL

Generating Multiple Streams of Revenue with One Platform

- **Online marketplace subscription:** We charge retailers and brands monthly fees to sell on our platform.
- **15% fee on all online transactions:** We take 15% to 20% of all online transactions that go through our platform.
- **High-yield brands (50% to 380% Margins):** We've lined up specific, high-yield partnerships, some of which allow us to make 387% of our cost price on each product we sell.
- **Chow Certified fee** - Starting this fall, we will charge sellers a fee to be Chow Certified based on the price of their product.
- **Chow ADS:** We plan to roll out the first version of our Chow CBD video ads in August 2021. The Chow video ads are an intuitive framework within our ecosystem that allows companies to promote products to customers. Cannabis companies are projected to spend over $3 billion dollars in ads by 2025 in North America alone, and we see huge potential here for brands within the Chow420 ecosystem, especially with the fact that Facebook, Google, and other social media platforms restrict CBD and cannabis ads.


CBD ads
Google
Instagram
facebook
chow420

Cannabis companies are projected to spend over $3 billion in ads by 2025


$3.133B
$2.509B
$2.009B
$1.608B
$1.288B
2025
2024
2023
2022
2021

Source

- **ChowPay and Chowcash:** We've successfully launched our internal payment credit system for buyers on Chow420.com called Chowcash, and we plan to use this wallet system to streamline payments for other brands and stores outside our ecosystem**.** We plan to charge retailers and brands 3% per transaction when they use ChowPay for their online and physical businesses. With the cannabis market projected to reach $80 billion by 2022, and with the issue of prominent payment system providers staying away from the market, we believe this is a great opportunity for us.


chowcash
Earn Chowcash when you invite friends, and family to Chow

- **Raas (Chowgo)**: The COVID-19 Pandemic has exposed the fragility of present physical retail solutions, so we plan to launch a RAAS (Retail as a service) solution called Chowgo. **However, due to delays because from COVID 19, we have decided to suspend this concept (to be revisited in 2022) for now and focus on the core aspects of our business; ChowPods, Chow Stores, and Chow420.com.**


chow go

**Images are computer generated demo versions. Product is still currently under development.*

HOW WE ARE DIFFERENT

A Smart Retail Company for Federally Legal Cannabis Products

CBD sales are predicted to reach $20 Billion by 2024, and the overall U.S cannabis could pump nearly $80 billion annually by 2022. Chow420 is a full whole commercial solutions construct. Anchored on innovation in sales and marketing, legal compliance, data management and the provision of a platform that could activate latent potentials across all the functions that an aspiring and active CBD business would need to grow while maintaining prudency.

1. First in the market that we've seen of a smart retail company for federally legal cannabis products
No other company has entered the CBD market with the technology of seamlessly integrating a physical and online platform that makes it easier for consumers to shop from over 200 CBD brands at home and in person. While there may be other brick-and-mortar retailers and websites for CBD products, we're the first place to create a dynamic one-stop shop for customers and retailers. The emphasis is on the creation of a sustainable and self-powered ecosystem for the market which has been largely ignored and under-provisioned.


chow 420

**Images are computer generated demo versions. Product is still currently under development.*

2. Proprietary marketplace that can help us scale faster to become a dominant retailer in a cost-effective way
We've built the perfect platform that allows brands and store owners to sell directly to customers under the Chow420 umbrella in the most compliant way. This approach has proved to be very successful for new and emerging industries throughout history. Amazon became successful by doing the same for eCommerce business, Uber became successful by connecting multiple drivers to customers, Etsy became successful by creating a marketplace for handmade crafts and we believe Chow420 can be very successful by building a streamlined marketplace for the cannabis industry.
Beyond the connectivity, Chow420 is also incorporating other stakeholders such as testing laboratories and an in-built payment system rationale. These are in order to allow the flow of finance and data to the flow of goods, between relevant parties.

3. Automated Compliance and Blockchain
Our ChowCheck and ChowCertified process separate us from the Crowd. Our patent-pending Chowcheck allows us to automate compliance in real-time, while our Chow Certified process allows us to certify and verify brands in an intuitive and efficient way.


Getting onboard with Chow420 has turned out to be one of the best business decisions we have made. With Chow's online age-verification and automated state legal compliance, we are assured that 100% of our customers are of legal age and that we are meeting all state regulations. Chow even provides real time sales tax calculations, which is no small feat given Colorado's complex multijurisdictional tax requirements. In a nutshell, Chow delivers premium, vetted CBD products to customers and peace of mind to its sellers.
- Kristy Redmon, R.Ph.
President | Windy Hill Hemp
Franktown, CO

This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

4. Zero-Contact Automated Pods & Stores
Through smart partnerships, we've been able to build zero-contact age-verification automated stores. We believe our zero contact automated stores will allow us to launch physical stores much faster than our competition. In 2021, we came up with two types of machines and a movable store to streamline our launch process:


chow


Chow Pod Max
Standing Machine
v2 . 2021
chow
Dimensions
3.187*6.17*2.988 Feet (W*H*D)


Chow Pod Mini
Wall Machine
v2 . 2021
chow
Dimensions
2.4*4.1*0.84 Feet (W*H*D)

**Images are computer generated demo versions. Product is still currently under development*

What are ChowPods
ChowPods are zero contact automated dispensaries that make CBD accessible to customers on the go. Our dispensaries allow us to verify customer age and allow customers to control the machine from their phones. ChowPods will be predominantly found in malls and common areas.

What are Chow Stores - A Closer Look
Through smart partnerships, we've been able to achieve zero contact multi-panel machines that allow us to store as many as 2,000 products at a time. Chow stores are made up of 3 panels or 6 panels depending on the size of the space (Panels Join Together). We are currently working with an architectural firm and negotiating with building owners in Philadelphia, and New York to successfully launch a street-facing **Chow Automated Store.**


1
2
3
chow
chow
420

Images are computer generated demo versions. Product is still currently under development

Truly Zero Contact Machines
The ChowPod allows customers to shop and pay with a QR code. This makes the ChowPod more effective and attractive to our customers. Videos and media files showing the zero contact ChowPods will be available in August when we start launching our machines.

June 2021: Signed a multi-store deal with PREIT malls and have agreed to a regional deal with the largest mall owner in the country, SIMON malls. We believe that these deals will set the tone for many more deals with other mall companies and convenience store chains in the near future. Machines are set to launch in August 2021.

2020 Launch Delays: We postponed all machine and store launch dates to 2021. This was due to the 2019 COVID pandemic, and customer behavior.

5. Data-Driven Review System
We use data to solve the confusion around CBD effects through the use of a transparent and in-depth review system for customers to interact with other customers that have used a product, share experiences, and also communicate with the brands themselves to get more insight on products. With our review system, customers get full knowledge of every product before making a purchase.

6. We are more than a technology company
To add to our offering as the one-stop stop destination for the cannabis industry, we manufacture 4 CBD brands i.e Cibigo, Moon, Chowthis, Endless Feelings. Thereby, taking a proprietary stand in the market. An affirmation of our belief and trust in the market and our system. These CBD brands allow us to make as much as 300% of our cost price and will be at the forefront of our automated stores.


MOON
cibigo
THIS
endless feelings
Where wellness takes a new meaning
chow
420

7. Lightning-Fast Shipping - Chow's Choice
In order to be able to become a dominant player in the CBD space, we have decided to partner with shipping companies that possess fulfillment centers across delineated high-traffic geographical market segments of ours in Northeastern, Midwestern, and West Coast regions of the United States. These arrangements will enable us to ship products to customers within 1 to 3 days. This lightning-fast shipping on Chow420 is only for Chow's Choice products (our version of Amazon Prime).

8. Exceptional Rewards Program
Our focus as a company is centered around customer satisfaction and providing the most attractive option for customers in the cannabis market with Chowcash. At Chow, customers get **2% cashback, $1 to $3 back when they review past purchases, and $20 they invite loved ones to Chow420.**



THE VISION

Laying the Bedrock of the Cannabis Industry

By 2025, we plan to have automated dispensaries across the country and maintain an efficient online marketplace that will enable us to have a dominant presence and be an indispensable service for customers, brands, and retailers in this space. We believe our strategic positioning will allow us to play a definitive role in the overall cannabis market. Our goal is to become the central eCommerce and verification platform for the cannabis industry. Providing trust, compliance, and convenience for customers in this space. We plan to support most of the industry online and offline in the near future.



THC


THC
CBD

We plan to jump into the THC market as soon as it becomes legal on the federal level in the U.S - **The U.S cannabis industry could pump nearly $80 billion on an annual basis into the nation's economy by 2022.**


U.S. Cannabis Industry Total Economic Impact: 2017 - 2022
(In Billions Of U.S. Dollars)
Total Economic Impact Of Cannabis Industry
$80B
$60B
$40B
$20B
$0B
Additional Economic Impact Of Dispensary/Store Sales
Dispensary/Store Sales
$20.3-$23.0 Total
$27.7-$33.8 Total
$36.7-$44.7 Total
$42.5-$52.0 Total
$51.4-$63.3 Total
$62.8-$77.4 Total
2017
2018
2019
2020
2021
2022
Copyright 2018 Marijuana Business Daily, a division of Anne Holland Ventures Inc. All rights reserved.

Source

OUR LEADERSHIP

Visionaries Experienced in Technology and Entrepreneurship

Chow420 was founded by Zach and David Obasiolu

David holds a bachelor's degree in Electronics & Electrical Engineering and a Master's in Cybersecurity. David is a serial entrepreneur and an engineer known for building automated identity management solutions (foundational rule of Chow's ecosystem) for power, finance, and healthcare companies. Before College, David spent most of his childhood working at his family's wholesale frozen foods company, where he gained the experience of what it takes to grow a company from a one-store setup to a million-dollar establishment. Zachary has a design and project management background in the startup industry - where he had early success helping a startup grow from a 2-person team to an acquired business

WHY INVEST

Invest in the future of Blockchain, Cannabis, and Retail Automation

Chow will be the leader in this exciting market. We have a great team and have spent the last 2 years conducting research and development on the CBD market. The Chow420 mission is to provide the cannabis industry with a robust offering that uses a blockchain basis to erase the opacity around product labeling, lab result manipulation, and legal non-compliance, using a combination of physical and online tools to promote best practice with regards to the retailing, lab testing confirmation, selling and purchasing processes.

Key points and Advantages:

- We believe we have created the most attractive experience in this market.
- As other brick-and-mortar retail companies scramble to compete, we can launch 10 times faster with automated dispensaries.
- This is a market without a dominant retailer.
- We have very low overhead costs and high-profit margins.
- We hold a very strategic place in this market, where both brands and customers need us.


Chow

Images are computer generated demo versions. Product is still currently under development.

Equity through Compliance

After decades of unfair cannabis laws. Our goal is to make legal compliance accessible to everyone and not only large corporations. We believe that federally legal cannabis opportunities should be accessible to everyone, especially for communities that have been affected by these laws, so that they too can benefit from the incoming cannabis boom and the government's new stance on cannabis.



In the Press

SHOW MORE

Meet Our Team





David Obasiolu

Co-Founder | Board Member | Chief Executive Officer

BSc. Electrical & Electronics Engineering

MSc. Cybersecurity, 3.9

As a Tech Consultant, David built several automated solutions in the Identity Management space for big names in the power, finance, and healthcare industries. David is responsible for building Chow's ecosystem and implementing processes that ensure that Chow paves the way for the cannabis industry.

Before College, David spent most of his childhood working at his family's wholesale frozen foods company, where he gained the experience of what it takes to grow a company from a one-store setup to a million-dollar establishment.

Zachary Obasiolu

Co-Founder | Board Member | Media

Zachary has a strong design and project management background while working intensely with marketing teams at startups he has been associated with. Zach leads Chow420's 90 seconds of CBD initiative.

Zach is known for focusing on efficiency and execution by team members. While working at PaidEasy, he gained experience with helping a startup grow from a 2 person team to getting acquired. At Obasiolu Dev, a small New York dev shop he founded, he has been a project lead on medium and large-sized projects. Zach also acts as te Co-CEO of MaskedMed.



Greg Goins

Brand Message and Design

Bachelors of Fine Arts - BFA - Graphic Design

Greg is an extremely talented graphic designer with a lot of experience. He studied at the University of Massachusetts with Zachary who has always thought of Greg as a design wizard. Greg is in charge of developing the brand message, design, and machine concepts for Chow420.



Mariam Bekele

Marketing Director

Bachelor of Business Administration, (B.B.A), Marketing

Mariam is an inquisitive, award-winning strategist who is passionate about using the power of branding and marketing to drive impactful, positive change. She's a third-culture kid and she has spent her life immersed in Middle Eastern, African, Indian, North American, and South American cultures. These experiences have strengthened her empathy, developed her emotional intelligence, and given her a variety of unique lenses to come up with creative solutions for Chow.



Jeff Koi

Creative Designer (Part-Time)

Jeff has a lot of experience in planning, managing, and designing digital products for corporations. Jeff is passionate about storytelling through visuals and sounds. His expertise in 3D graphics and problem-solving skills allowed him to successfully launch multiple smart device applications worldwide. He is the owner and founder of Ano Creatives and applies his expertise to Chow's storytelling through 3d graphics.

Jeff works part-time, 15 hours per week, for Chow.



Emediong Akpan

Software QA Analyst

BSc. Computer Software Engineering

Emediong is a technology enthusiast and a software engineer with over 5 years of experience as a full stack developer and has led projects to completion. He is responsible for testing and ensuring high-performance levels for Chow420's online ecosystem and blockchain network.



Ladi Okoh

Ecosystem Management

Bachelor of Business Administration - BBA, Business Administration, and Management, General

Ladi is a seasoned entrepreneur and problem solver that is focused on putting together the data sets needed to enable Chow420 to collect and refine all search data, review data, lab results data, brand data, and more. Ladi organizes all the information on Chow420 that enables us to lead the industry in data for CBD products.



Eric Sherb

Accountant - Consultant

Bachelors Degree, Accounting and Finance.

Eric is the founder of EMS consulting. EMS Consulting provides accounting advisory and outsourced CFO services to private and public companies. EMS assists Chow420 with services including financial and SEC reporting, audit readiness, financial operations, and financial analysis.

Eric works for Chow part-time on an ad-hoc basis.



Michael Obasiolu

Strategy Advisor

MSc. Food and Agribusiness Management | MSc. Investment and Finance (with Distinction) | BA. Economics (Minor Political Science)

Michael advises Chow420 on Strategy planning for northeast USA retail expansion - Proprietary 2021 ChowPod program, Operations outline audit, and calibration for "ChowPod" launch procedures: project planning, Financial modeling, and scenario planning for rollout outcomes and costs.



Maximillian Hellerstein

General Advisor

Max is a seasoned entrepreneur well known for various successful projects. This includes 2 acquired companies, Push For Pizza (acquired by Eaze in 2017) and 367 Productions (acquired by MXNERL Holdings in 2017). His expertise and experience will continue to guide the Chow420 team. Max is currently the CEO of Extra, the first debit card that builds credit & earns rewards just like a credit card.

HOBAN LAW GROUP

Hoban Law

Legal Counsel

As a Global Cannabusiness Leader since 2009, HLG provides professional services to Chow420.

Offering Summary

Company	VLISO Inc.
Corporate Address	2035 Sunset Lake RoadSuite B-2, Newark, DE 19702
Offering Minimum	$10,000.00
Offering Maximum	$3,930,147.20
Minimum Investment Amount (per investor)	$188.80

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	6,250
Maximum Number of Shares Offered	2,456,342
Price per Share	$1.60
Pre-Money Valuation	$17,117,459.20

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

***Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

Super Early Bird Bonus

Invest within the first week and receive additional 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares.

Amount-Based:

$188+ | Bronze

Receive a 5% lifetime discount on all Chow420's internal CBD brands i.e Cibigo, Moon, Chowthis, and Endless Feelings products. Investors can also claim an additional $20 in-store credit (Chowcash) for referrals on Chow420.com.

$500+ | Silver

Receive a 10% lifetime discount on all Chow420's internal CBD brands i.e Cibigo, Moon, Chowthis, and Endless Feelings products. Investors can also claim an additional $20 in-store credit (Chowcash) for referrals on Chow420.com.

$1,500+ | Gold

5% Bonus Shares + Receive a 15% lifetime discount on all Chow420's internal CBD brands i.e Cibigo, Moon, Chowthis, and Endless Feelings products. Investors can also claim an additional $20 in-store credit (Chowcash) for referrals on Chow420.com

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Chow420 will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.60 / share, you will receive 110 shares of Common Stock, meaning you'll own 100 shares for $160. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Vendor payments. Any expense labeled "Travel and Entertainment". Inter company debt or back payments. Any expense labeled "Administrative Expenses" not strictly for administrative purposes.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

On December 12th, 2018, the US Congress passed the $867 billion farm bill. The 2018 Farm Bill removes hemp from the Controlled Substances Act and defines hemp as the plant Cannabis sativa L. and any part of the plant with a delta-9 THC concentration of not more than 0.3 percent by dry weight to be legal for cultivation, possession, sale, and distribution.

Since the passing of the farm bill, the CBD market has exploded and the guys at Forbes predict that the CBD market could reach $20 billion by 2024.

Today, thousands of CBD brands have emerged to take on this market with a variety of products from edibles to skincare. In an over-saturated CBD industry, quality brands are being drowned out, and consumers are ill-equipped to make educated judgments on finding the best products in the market. New brands are struggling to find a foothold in the dense landscape, and established brands are failing to get in front of the right customer.

Welcome to Chow420, the one-stop destination for all CBD brands. At Chow, we are creating an online and physical solution for the emerging billion-dollar cannabis market. With our automated dispensaries and online marketplace, we plan to build the bedrock for the cannabis market.

We believe our automated dispensaries will allow us to launch 10 times faster than any competition while our online marketplace will serve as the backbone for the market online. Chow is the meeting point where the demand for CBD products from consumers meet the supply from manufacturers seamlessly, which will lay the foundation for this market to thrive.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.